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                                                                    Exhibit 8.01

                       [Hunton & Williams LLP letterhead]

                                October 2, 2003

Windrose Medical Properties Trust
3502 Woodview Trace, Suite 200
Indianapolis, Indiana 46268

                        Windrose Medical Properties Trust
                                Qualification as
                          Real Estate Investment Trust

Ladies and Gentlemen:

         We have acted as counsel to Windrose Medical Properties Trust, a Maryland real estate investment trust (the "Company"), in connection with the preparation of a Form S-3 registration statement (the "Registration Statement") filed with the Securities and Exchange Commission ("SEC") on October 2, 2003 with respect to the issuance from time to time of up to 250,000 common shares of beneficial interest, par value $0.01 per share, of the Company (the "DRIP Shares") in connection with the Company's Dividend Reinvestment Plan. You have requested our opinion regarding certain U.S. federal income tax matters.

         The Company, through Windrose Medical Properties, L.P., a Virginia limited partnership (the "Operating Partnership"), and its subsidiary partnerships and limited liability companies (the "Subsidiary Partnerships"), owns interests in thirteen multi-tenant medical office buildings, two ambulatory surgery centers/physician group practice clinics, and four outpatient treatment and diagnostic facilities (the "Properties"). In acquiring the Properties, the Operating Partnership and the Subsidiary Partnerships succeeded to the existing leases of the Properties to existing tenants (the "Leases"). A corporation owned by the Operating Partnership with respect to which the Company has made a "taxable REIT subsidiary" ("TRS") election, Hospital Affiliates Development Corporation, an Indiana corporation ("HADC"), conducts third-party facility planning, project management, medical equipment planning and implementation services.

         In giving this opinion letter, we have examined the following:

1. the Company's Declaration of Trust and Articles of Amendment and Restatement, filed on March 13, 2002 and August 6, 2002, respectively, with the Department of Assessments and Taxation of the State of Maryland;

2.       the Company's Bylaws;

3. the Registration Statement, including the prospectus contained as part thereof (the "Prospectus");

4. the Limited Partnership Agreement of the Operating Partnership between the Company, as general partner, and Fred S. Klipsch, as limited partner;

5. the First Amended and Restated Agreement of Limited Partnership of the Operating Partnership (the "Operating Partnership Agreement"), dated as of August 21, 2002, among the Company, as general partner, and several limited partners;

6. the partnership and operating agreements governing the Subsidiary Partnerships (the "Subsidiary

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Partnership Agreements");

7.       the Leases;

8.       the TRS election for HADC; and

9. such other documents as we have deemed necessary or appropriate for purposes of this opinion.

         In connection with the opinions rendered below, we have assumed, with your consent, that:

1. each of the documents referred to above has been duly authorized, executed, and delivered; is authentic, if an original, or is accurate, if a copy; and has not been amended;

2. during its taxable year ending December 31, 2003 and future taxable years, the Company has operated and will operate in a manner that will make the representations contained in a certificate, dated September 30, 2003 and executed by a duly appointed officer of the Company (the "Officer's Certificate"), true for such years;

3. the Company will not make any amendments to its organizational documents, the Operating Partnership Agreement, or the Subsidiary Partnership Agreements after the date of this opinion that would affect its qualification as a real estate investment trust (a "REIT") for any taxable year;

4. each partner of the Operating Partnership (a "Partner") that is a corporation or other entity has a valid legal existence;

5. each Partner has full power, authority, and legal right to enter into and to perform the terms of the Operating Partnership Agreement and the transactions contemplated thereby; and

6. no action will be taken by the Company, the Operating Partnership, the Subsidiary Partnerships, the Partners, or HADC after the date hereof that would have the effect of altering the facts upon which the opinions set forth below are based.

         In connection with the opinions rendered below, we also have relied upon the correctness of the factual representations contained in the Officer's Certificate.

         Based on the documents and assumptions set forth above, the factual representations set forth in the Officer's Certificate, the discussion in the Prospectus under the caption "34. What are the federal income tax consequences of participation in the plan?" (which is incorporated herein by reference), and without further investigation as to such factual matters, we are of the opinion that:

                  (a) the Company qualified to be taxed as a REIT pursuant to sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"), for its short taxable year ended December 31, 2002, and the Company's current organization and proposed method of operation will enable it to continue to qualify as a REIT for its taxable year ending December 31, 2003, and in the future; and

                  (b) the descriptions of the law and the legal conclusions contained in the Prospectus under the caption "34. What are the federal income tax consequences of participation in the plan?" are correct in all material respects, and the discussion thereunder fairly summarizes the federal income tax considerations that are likely to be material to a holder of the DRIP Shares.

         We have performed no due diligence and have made no efforts to verify the accuracy and genuineness of the documents and assumptions set forth above, and the representations set forth in the Officer's Certificate. We will not review on a continuing basis the Company's compliance with such documents, assumptions or representations. Accordingly, no assurance can be given that the actual results of the Company's operations will satisfy the requirements for qualification and taxation as a REIT.

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         The foregoing opinions are based on current provisions of the Code and the Treasury regulations thereunder (the "Regulations"), published administrative interpretations thereof, and published court decisions. The Internal Revenue Service has not issued Regulations or administrative interpretations with respect to various provisions of the Code relating to REIT qualification. No assurance can be given that the law will not change in a way that will prevent the Company from qualifying as a REIT.

         We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving this consent, we do not admit that we are in the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder by the SEC.

         The foregoing opinions are limited to the U.S. federal income tax matters addressed herein, and no other opinions are rendered with respect to other federal tax matters or to any issues arising under the tax laws of any other country, or any state or locality. We undertake no obligation to update the opinions expressed herein after the date of this letter. This opinion letter is solely for the information and use of the addressee and the holders of the DRIP Shares pursuant to the Prospectus, and it speaks only as of the date hereof. This opinion letter may not be distributed, relied upon for any purpose by any other person, quoted in whole or in part or otherwise reproduced in any document, or filed with any governmental agency without our express written consent.

                                     Very truly yours,

                                     /s/ Hunton & Williams LLP